The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement         SUBJECT TO COMPLETION         May 7, 2009

                     Pricing Supplement dated May [ ], 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

     [RBC LOGO]       $
                      Royal Bank of Canada

                      Buffered Bullish Enhanced Return Notes
                      Linked to the iShares(R) MSCI EAFE Index Fund, due May 27, 2011


     Royal Bank of Canada is offering the Buffered Bullish Enhanced Return Notes (the "Notes") linked to the performance of the underlying security named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the Notes, including any Notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series C

Underwriter:               RBC Capital Markets Corporation

Reference Asset:           iShares(R) MSCI EAFE Index Fund

Bloomberg Ticker:          EFA

Currency:                  U.S. Dollars

Minimum Investment:        $1,000, and $1,000 increments in excess thereof (the
                           "Principal Amount")

Pricing Date:              May 22, 2009

Issuance Date:             May 28, 2009

Initial Level:             [ ] (The closing price of the Reference Asset on the
                           Pricing Date)

Leverage Factor:           105%

CUSIP:                     78008GV90

Observation Dates:         The Final Valuation Date

Automatic Call:            Inapplicable

Payment at Maturity (if    Payment at maturity will be based on the performance
held to maturity):         of the Reference Asset and will be calculated in the
                           following manner:

                           If, at maturity, the Final Level is greater than the Initial Level, then the investor will receive an amount equal to:

                           Principal Amount + (Principal Amount x Leverage Factor x Percentage Change)

                           If the Final Level is less than or equal to the Initial Level, but not less than 80% of the Initial Level (the "Buffer Level"), in which case the Percentage Change will be less than 0% but not less than -20%, then, at maturity, the investor will receive their Principal Amount only.

                           If the Final Level is less than the Initial Level by more than -20% (the Final Level is less than 80% of the Initial Level), in which case the Percentage Change will be less than -20%, then, at maturity, the investor will receive a cash payment equal to:

                           Principal Amount + [(Principal Amount x (Percentage Change + Buffer Percentage)) x Downside Multiplier]

Percentage Change:         The Percentage Change, expressed as a percentage, is
                           calculated using the following formula:

                                        Final Level - Initial Level
                                        ---------------------------
                                               Initial Level

Final Valuation Date:      May 24, 2011, subject to extension for market and
                           other disruptions

Maturity Date:             May 27, 2011, subject to extension for market and
                           other disruptions

Term:                      Approximately two (2) years

Final Level:               The closing level of the Reference Asset on the Final
                           Valuation Date

Buffer:                    Leveraged Buffer

Downside Multiplier:       125% (1.25 loss for every 1% decrease below the
                           buffer)

Buffer Percentage:         20%

Buffer Level:              [ ]  (80% of the Initial Level)

Principal at Risk:         These Notes are NOT principal protected. Investors in
                           these Notes may lose up to their entire Principal
                           Amount at maturity if there is a decrease in the Reference Asset Level from the Pricing Date to the
                           Final Valuation Date.

U.S. Tax Treatment:        The United States federal income tax consequences of
                           your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a prepaid cash-settled derivative contract for U.S.
                           federal income tax purposes.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their Notes.

Listing: The Notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt Securities --
                           Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on the cover page of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Notes in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated May 7, 2009.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per Note           Total
                                                                                              --------           -----
Price to public.......................................................................     %                $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the issue date.

If the notes priced today, the price of the notes would also include a profit of $7.50 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $25.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/
a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The levels of the Reference Asset used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Level and Final Level (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 20% (Buffer Level is 80% of the Initial Level), a Leverage Factor of 105%, a Downside Multiplier of 125% and that no market disruption event has occurred.



Example 1--    Calculation of the Payment at Maturity where the Level is greater than its Initial Level.
               Percentage Change:       10%
               Payment at Maturity:     $1,000 + ($1,000 x 10% x 105%) = $1,000
                                        + $105 = $1,105
               On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,105, a 10.5% return on the Notes.



Example 2--    Calculation of the Payment at Maturity where the Level is less than or equal its Initial Level but not less than the Buffer
               Level.
               Percentage Change:       -10%
               Payment at Maturity:     At maturity, if the Final Level is less
                                        than the Initial Level BUT not less than the Buffer Level, then the Payment at Maturity will equal the Principal
                                        Amount.
               On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.



Example 3--    Calculation of the Payment at Maturity where the Level is less than the Buffer Level.
               Percentage Change:       -25%
               Payment at Maturity:     $1,000 + [($1,000 x (-25% + 20%)) x
                                        125%] = $1,000 - $62.50 = $937.50
               On a $1,000 investment, a -25% Percentage Change results in a Payment at Maturity of $937.50, a -6.25% return on the Notes.

                    Information Regarding the Reference Asset

The iShares(R) MSCI EAFE Index Fund (the "ETF") is an exchange-traded fund managed by iShares(R), a registered investment company, that seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index (the "Index"). iShares consists of numerous separate investment portfolios, including the iShares(R) MSCI EAFE Index Fund. It is possible that this fund may not fully replicate the performance of the MSCI EAFE Index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances. Information provided to or filed with the Commission by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the Commission's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

The MSCI EAFE Index is calculated by or on behalf of Morgan Stanley Capital International Inc. ("MSCI" or the "Index Sponsor"). MSCI does not issue, sponsor, endorse, sell or promote the iShares(R) MSCI EAFE Index Fund. MSCI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. MSCI has no obligation or liability in connection with the operation, marketing or sale of the Notes.

     The ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index. The ETF's investment objective may be changed without shareholder approval. The Index has been developed by MSCI as an equity benchmark for international stock performance. The Index includes stocks from Europe, Australasia, and the Far East. MSCI has no obligation to continue to publish, and may discontinue publication of, the Index. The Index is subject to change at any moment by MSCI. It is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization. Component companies are adjusted for available float and must meet objective criteria for inclusion to the Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. MSCI reviews its indexes quarterly.

     The ETF uses a representative sampling strategy in seeking to track the Index. The ETF has disclosed publicly that it intends to concentrate its investments in a particular industry or geographic region to approximately the same extent that the Index is so concentrated. As of June 19, 2008, the ETF seeks to track the Index calculated with net dividends reinvested. "Net dividends" means dividends after reduction for taxes withheld at the rate applicable to holders of the stock held by the ETF that are resident in Luxembourg. With respect to the ETF, such withholding rates may differ from that applicable to United States residents. The Index is calculated on a real-time basis and disseminated at regular intervals throughout each day.

     The ETF is classified as "non-diversified". A non-diversified fund generally may invest a larger percentage of its assets in the securities of a smaller number of issuers. As a result, the ETF may be more susceptible to the risks associated with these particular companies, or to a single economic, political or regulatory occurrence affecting these companies.

Composition and Historical Performance of the ETF

     As of March 31, 2009, the top ten industry sectors in which the ETF had invested, and its top ten security holdings by company, were as follows:


SECTOR WEIGHTINGS
-------------------------------------------------
1 Financials                              21.19%
-------------------------------------------------
2 Industrials                             11.29%
-------------------------------------------------
3 Consumer Staples                        10.31%
-------------------------------------------------
4 Consumer Discretionary                  10.15%
-------------------------------------------------
5 Health Care                              9.45%
-------------------------------------------------

6 Energy                                   9.20%
-------------------------------------------------
7 Materials                                8.57%
-------------------------------------------------
8 Utilities                                6.85%
-------------------------------------------------
9 Telecommunication Services               6.78%
-------------------------------------------------
10 Information Technology                  5.32%
-------------------------------------------------

TOP TEN SECURITY HOLDINGS
-------------------------------------------------
1 Nestle SA                                1.93%
-------------------------------------------------
2 BP PLC                                   1.88%
-------------------------------------------------
3 Total SA                                 1.57%
-------------------------------------------------
4 Roche Holding AG- Genusschein            1.44%
-------------------------------------------------
5 Vodafone Group PLC                       1.37%
-------------------------------------------------
6. Novartis AG                             1.35%
-------------------------------------------------
7 Toyota Motor Corp                        1.30%
-------------------------------------------------
8 Telefonica SA                            1.27%
-------------------------------------------------
9 Glaxosmithkline PLC                      1.21%
-------------------------------------------------
10 Royal Dutch Shell PLC-A SHS             1.18%
-------------------------------------------------
Source: www.iShares(R).com


     This pricing supplement relates only to the Notes offered hereby and does not relate to the shares of the Reference Asset. We have derived all disclosures contained in this pricing supplement regarding the Reference Asset and the Underlying Index from the publicly available documents described in the preceding paragraphs. Neither we nor RBC Capital Markets Corporation or its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Asset or the Underlying Index in connection with the offering of the Notes. Neither we nor RBC Capital Markets Corporation or its affiliates make any representation that such publicly available documents or any other publicly available information regarding the Reference Asset or the Underlying Index are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the shares of the Reference Asset (and therefore the payment at maturity) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Asset or the Underlying Index could affect the value you will receive on the Maturity Date with respect to the Notes and therefore the market value of the Notes.

     We are not making any representation to you as to the performance of the shares of the Reference Asset. As a prospective purchaser of Notes, you should undertake such independent investigation of the Reference Asset and the Underlying Index as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first quarter of 2009 as well as for the period from April 1, 2009 through May 6, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                             iShares MSCI EAFE Fund
                                   ('02- '08)
                                 [CHART OMITTED]


                                                                                                  Period-End
                                               High Intra-Day          Low Intra-Day          Closing Level of
   Period-Start          Period-End             Level of the            Level of the            the Reference
       Date                 Date              Reference Asset         Reference Asset               Asset
       ----                 ----              ---------------         ---------------               -----
     1/1/2006             3/31/2006                65.52                   60.21                    64.92
     4/1/2006             6/30/2006                70.65                   59.4                     65.39
     7/1/2006             9/29/2006                68.52                   60.93                    67.75
    10/1/2006            12/29/2006                74.66                   67.61                    73.22

     1/1/2007             3/31/2007                77.18                   70.9                     76.26
     4/1/2007             6/30/2007                81.79                   76.05                    80.77
     7/1/2007             9/30/2007                83.8                    67.5                     82.59
    10/1/2007            12/31/2007                86.5                    78                       78.5

     1/1/2008             3/31/2008                79.22                   65.63                    71.9
     4/1/2008             6/30/2008                78.77                   68.06                    68.67
     7/1/2008             9/30/2008                68.39                   52                       56.30
    10/1/2008            12/31/2008                56.42                   35.53                    44.86

     1/1/2009             3/31/2009                45.62                   31.56                    37.59
     4/1/2009              5/6/2009                44.905                  37.28                    44.79

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about May 28, 2009, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                        $

                                   [RBC LOGO]


                              Royal Bank of Canada

                     Buffered Bullish Enhanced Return Notes
          Linked to the iShares(R) MSCI EAFE Index Fund, due May 27, 2011




                                   May _, 2009